*Filed on behalf of Solectron Corporation Pursuant to Rule 425 under the Securities Act of 1933. Subject Company: C-MAC Industries, Inc. Commission File No. 001-15108

Solectron Completes Acquisition of C-MAC Industries

For Immediate Release: Dec. 3, 2001

MILPITAS, Calif., — Solectron Corporation (NYSE: SLR), the world’s leading provider of electronics manufacturing and supply-chain management services, today has completed its combination with C-MAC Industries Inc. The transaction, which was approved last week by shareholders of both companies, is expected to greatly strengthen Solectron’s end-to-end offering and expand the company’s portfolio, the most diverse in the electronics manufacturing services industry.

Under the terms of the combination agreement and plan of arrangement, Solectron will issue 1.755 shares of Solectron common stock in exchange for each C-MAC common share outstanding. Based on Solectron’s Friday closing price of $14.70, the transaction is valued at $25.85 (C$40.58) per share of C-MAC common stock, or about $2.3 billion (C$3.6 billion), including the assumption of debt. C-MAC Canadian shareholders will receive common shares of Solectron or shares in a Solectron Canadian subsidiary, exchangeable into Solectron common shares. The transaction is a tax-deferred share exchange to shareholders in Canada who properly elected to receive exchangeable shares, and will be taxable to U.S. holders of C-MAC’s shares.

The transaction allows Solectron to offer the electronics manufacturing services (EMS) industry’s most comprehensive end-to-end solution through key design and manufacturing capabilities, including high-end micro-technology components, backplane and PCB fabrication, enclosure design and manufacturing, backplane and PCB assembly, sub-systems assembly, and full-systems assembly. Solectron also expands its base of customers, gaining new capabilities and expertise in the automotive, industrial controls and avionics industries.

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“This is an important development for Solectron, its employees and stockholders,” said Koichi Nishimura, Solectron chairman, president and chief executive officer. “The potential opportunities before us are tremendous, driven by our customers’ need for greater speed, technology and efficiency to be competitive. Today, we believe no other competitor offers the strength and breadth of our complete product life cycle services, which provide the time, cost and asset utilization advantages our customers need to succeed.”

As part of the combination, Solectron has added Dennis Wood and C. Wesley M. Scott to the company’s board of directors.

“Today, we welcome C-MAC employees to the Solectron family,” said Nishimura. “This transaction brings highly skilled and motivated people into our industry-leading operations. We are excited about the complementary combination of talent and management expertise, which will allow us to leverage the industry’s most comprehensive array of technology, manufacturing and service expertise.”

About Solectron

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world’s premier high-tech electronics companies. Solectron’s offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, the first two-time winner of the Malcolm Baldrige National Quality Award, has a full range of industry-leading capabilities on five continents. Its headquarters are in Milpitas, Calif.

About C-MAC

C-MAC, based in Montreal, is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily

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serving the communications, automotive, instrumentation, defense and aerospace industries worldwide. C-MAC’s services also include product design, supply-chain management, and assembly and testing.

Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, anticipated benefits of the transaction and Solectron’s capabilities following completion of the transaction, based on current expectations that involve a number of risks and uncertainties. In particular, while the companies have completed the transaction, there is no assurance that the expected benefits of the transaction will ever materialize. Additional risks and uncertainties include the failure to achieve expected synergy and efficiencies of operations, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage growth, the ability to manage rapid declines in customer demand, the ability to manage business integration, risks associated with international sales and operations and the ability to retain key personnel. Other potential risks that could cause actual events to differ materially are included in Securities and Exchange Commission filings, including Forms 8-K, 10-K, 10-Q, S-3 and S-4 for Solectron Corporation. Solectron disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Analysts Contact:
Thomas Alsborg, Solectron Corporation, (408) 956-6614 (U.S.), thomasalsborg@ca.slr.com

Media Contact:
Robert (Bob) Kula, Solectron Corporation, (408) 935-5405 (U.S.), robertkula@ca.slr.com